Exhibit 99.1

PRESS RELEASE
Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades acquires remaining 50% interest in Dopaco

Kingsey Falls, August 24, 2004 - Cascades Inc. (CAS-TSX) announces that it has acquired the remaining 50% interest in Dopaco, Inc., a leading provider of packaging solutions for the quick service restaurant industry (QSR), resulting in Dopaco becoming a wholly-owned subsidiary of Cascades.

The total purchase price,  based on a financial formula, is expected to be in the range of US$90 million to US$100 million and is payable in two instalments. The initial payment, in the amount of US$63 million, is payable at closing and the second instalment is due in May of 2005.

Mr. Edward Fitts, founder of Dopaco, Inc. will remain as Chief Executive Officer until the end of 2005 as Cascades intends on managing Dopaco as a separate profit center while maximizing synergies with Cascades’ existing production facilities and its sales and marketing resources.

Commenting on the transaction, Mr. Fitts stated: “ This is an exceptional opportunity for Dopaco’s employees, customers and suppliers.  Cascades is a world-class company with an outstanding record of growth and development, particularly in the fields of packaging and tissue. ”

With annual sales in excess of US$300 million, Dopaco operates seven plants in North America and also has joint venture interests in the United States, Australia, Indonesia and China. Dopaco currently employs approximately 1,400 people in North America.

Commenting on the transaction Mr. Laurent Lemaire, Executive Vice-Chairman of Cascades stated: “ Our relationship with Dopaco dates back several years, both as a supplier of boxboard and since 1997, as a major shareholder. Dopaco’s product offering is extensive and the company is well positioned in North America as well as in the fast growing Asian market. Cascades will immediately benefit from increased integration opportunities for its packaging and tissue operations as well as from new sales and marketing opportunities for its products.”

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs 15,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Information:	Source:

Mr. Stephane Mailhot	M. Éric Laflamme
Director, Corporate Communications	President and Chief Operating Officer
Cascades	North America
(819) 363-5161	Cascades Boxboard Group
stephane _mailhot@cascades.com

Mr. Marc Jasmin
Director, Investor Relations
Cascades
(514) 282-2681
marc_jasmin@cascades.com